Exhibit 99.1

CONTRIBUTION AGREEMENT

This Contribution Agreement (this “Agreement”) is made and entered into as of November 21, 2025, by and between Riley Exploration Group, LLC, a Delaware limited liability company (the “Contributor”), and Combo Resources, LLC, a Delaware limited liability company (the “Company”). Each of the Contributor and the Company are sometimes referred to collectively herein as the “Parties” and individually as a “Party.”

RECITALS:

WHEREAS, the Contributor holds 250,000 shares of common stock, par value $0.001 per share (the “Contributed Shares”), of Riley Exploration Permian, Inc., a Delaware corporation (“REPX”), and wishes to contribute such Contributed Shares to the Company in exchange for the Company issuing 870,000 Class B Units of membership interest in the Company (the “Company Units” and such transaction, the “Contribution”), which Company Units have the rights and obligations as set forth in that certain Second Amended and Restated Limited Liability Company Agreement of the Company dated as of December 31, 2020, as amended by that certain Amendment No. 1 dated April 23, 2021 and that certain Amendment No. 2 dated December 10, 2021, as further amended (the “Company LLC Agreement”); and

WHEREAS, it is the desire of the Parties to set forth the specific terms and conditions of the Contribution.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

AGREEMENT:

Section 1.     Contribution and Exchange. Contemporaneously with the execution hereof and in accordance with the terms and provisions of this Agreement, the Contributor hereby contributes, assigns, transfers and conveys to the Company all of such Contributor’s Contributed Shares, and in exchange therefore, the Company hereby issues to the Contributor such Contributor’s Company Units.

Section 2.       Representations and Warranties of the Contributor. The Contributor represents as follows:

(a)
Organization of the Contributor. The Contributor is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b)
Authority. The Contributor has all requisite power and authority to execute and deliver this Agreement, to carry out its obligations hereunder, and to consummate the transactions contemplated hereby. The Contributor has obtained all necessary limited liability company approvals for the execution and delivery of this Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Contributor and (assuming due authorization, execution and delivery by the Company) shall constitute such Contributor’s legal, valid and binding obligation, enforceable against it in accordance with its terms.

(c)
Ownership of Contributed Shares. The Contributor is the sole record and beneficial owner of, and has good and valid title to, the Contributed Shares, free and clear of all liens. The Contributed Shares have been duly authorized and validly issued and are fully paid and nonassessable.

(d)
Legal Proceedings. There are no suits, actions, claims, proceedings, or investigations pending or, to the knowledge of the Contributor, threatened against, relating to, or involving the Contributor that could reasonably be expected to adversely affect the Contributor’s ability to consummate the transactions contemplated by this Agreement.

Section 3.       Representations and Warranties of the Company.

(a)
Organization of the Company. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b)
Authority. The Company has all requisite power and authority to execute and deliver this Agreement, to carry out its obligations hereunder, and to consummate the transactions contemplated hereby. The Company has obtained all necessary limited liability company approvals for the execution and delivery of this Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by the Contributor) shall constitute the Company’s legal, valid and binding obligation, enforceable against it in accordance with its terms.

(c)
Capitalization following the Contribution. Following the Contribution, the Contributor shall have good and valid title to and beneficial ownership of the Company Units, and such Company Units are (i) validly issued, fully paid, and nonassessable, to the extent such concept is applicable to such Company Units, and (ii) free and clear of all liens.

Section 4.       Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without regard to principles of conflicts of law requiring the application of the law of another state.

Section 5.       Entire Agreement. This Agreement, together with the Company LLC Agreement, as it may be amended from time to time, sets forth the entire understanding of the Parties and supersedes all prior oral or written agreements between the Parties relative to the subject matter hereof and thereof, and merges all prior and contemporaneous discussions between them. No Party shall be bound by any condition, representation, warranty, covenant or provision other than as expressly stated in this Agreement.

Section 6.      Further Assurances. Each Party hereby covenants and agrees with the other Parties and their respective successors and assigns, that from time to time after the delivery of this Agreement, at any Party’s request and without further consideration, such Party will execute and deliver to such requesting Party such other and further instruments of transfer, assignment and conveyance and all such notices, releases, acquaintances, and other documents and will do and cause to be done such further commercially reasonable acts as may be necessary to transfer, assign, and convey to and vest in such requesting Party all and singular outstanding interests in the Contributed Shares or Company Units, as applicable.

Section 7.      Counterparts. This Agreement may be executed in one or more counterparts, including electronic, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf’ format data file, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf’ signature page were an original thereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

CONTRIBUTOR:

RILEY EXPLORATION GROUP, LLC

By:	/s/ Brady Atkinson

Name:	Brady Atkinson
Title:	Vice President

THE COMPANY:

COMBO RESOURCES, LLC

By:	/s/ Harold Atkinson

Name:	Harold Atkinson
Title:	President